Exhibit 99.2

SEMPRA ENERGY
Table F (Unaudited)

Statement of Operations Data by Business Unit

Three Months Ended September 30, 2009

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 773	$ 662	$ 24	$ 250	$ 98	$ 68	$ (22)	$ 1,853
Cost of Sales and Other Expenses	(520)	(457)	(23)	(167)	(74)	(60)	(2)	(1,303)
Depreciation & Amortization	(81)	(73)	-	(14)	(13)	(10)	(5)	(196)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	105	4	18	-	(4)	123
Other Income (Expense), Net	1	(1)	-	(1)	-	-	25	24
Income (Loss) Before Interest & Tax [1]	173	131	106	72	29	(2)	(8)	501
Net Interest (Expense) Income [2]	(30)	(15)	(1)	1	(4)	(8)	(36)	(93)
Income Tax (Expense) Benefit	(53)	(42)	(30)	(30)	9	10	8	(128)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	20	-	-	20
(Earnings) Losses Attributable to Noncontrolling Interests	18	-	-	-	-	-	(1)	17
Earnings (Losses)	$ 108	$ 74	$ 75	$ 43	$ 54	$ -	$ (37)	$ 317

Three Months Ended September 30, 2008

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 949	$ 1,077	$ 13	$ 498	$ 127	$ 49	$ (21)	$ 2,692
Cost of Sales and Other Expenses	(689)	(879)	(15)	(349)	(112)	(31)	(11)	(2,086)
Depreciation & Amortization	(68)	(67)	-	(14)	(5)	(6)	(2)	(162)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	(4)	8	10	-	(4)	10
Other Income (Expense), Net	3	(1)	-	(1)	(2)	(2)	(18)	(21)
Income (Loss) Before Interest & Tax [1]	195	130	(6)	142	18	10	(56)	433
Net Interest (Expense) Income [2]	(25)	(12)	(3)	(2)	2	(3)	(14)	(57)
Income Tax (Expense) Benefit	(54)	(41)	1	(46)	(5)	(3)	54	(94)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	18	-	-	18
Losses Attributable to Noncontrolling Interests	7	-	-	-	1	-	-	8
Earnings (Losses)	$ 123	$ 77	$ (8)	$ 94	$ 34	$ 4	$ (16)	$ 308

[1] Management believes "Income (Loss) before Interest & Tax" is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income tax, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest (Expense) Income includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

SEMPRA ENERGY
Table F (Unaudited)

Statement of Operations Data by Business Unit

Nine Months Ended September 30, 2009

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 2,136	$ 2,276	$ 50	$ 792	$ 328	$ 125	$ (57)	$ 5,650
Cost of Sales and Other Expenses	(1,437)	(1,698)	(49)	(551)	(378) [1]	(142)	(10)	(4,265)
Depreciation & Amortization	(239)	(220)	-	(43)	(32)	(23)	(11)	(568)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	384	(2)	39	-	(10)	411
Other Income, Net	45	4	-	-	-	1	47	97
Income (Loss) Before Interest & Tax [2]	505	362	385	196	(43)	(39)	(41)	1,325
Net Interest Expense [3]	(78)	(49)	(7)	(1)	(10)	(12)	(91)	(248)
Income Tax (Expense) Benefit	(141)	(115)	(104)	(76)	26	32	51	(327)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	59	-	-	59
(Earnings) Losses Attributable to Noncontrolling Interests	(9)	-	-	-	32	-	(1)	22
Earnings (Losses)	$ 277	$ 198	$ 274	$ 119	$ 64	$ (19)	$ (82)	$ 831

Nine Months Ended September 30, 2008

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 2,449	$ 3,776	$ 486	$ 1,426	$ 338	$ 44	$ (54)	$ 8,465
Cost of Sales and Other Expenses	(1,796)	(3,225)	(410)	(1,131)	(314)	(75)	(18)	(6,969)
Depreciation & Amortization	(223)	(209)	(6)	(42)	(10)	(8)	(10)	(508)
Gains (Losses) on Sale of Assets	3	-	110	2	-	-	(1)	114
Equity Earnings (Losses) Recorded Before Income Tax	-	-	142	10	30	-	(11)	171
Other Income (Expense), Net	26	1	-	1	1	13	(12)	30
Income (Loss) Before Interest & Tax [2]	459	343	322	266	45	(26)	(106)	1,303
Net Interest (Expense) Income [3]	(72)	(36)	(12)	(6)	4	(5)	(9)	(136)
Income Tax (Expense) Benefit	(121)	(117)	(132)	(98)	(20)	(2)	67	(423)
Equity Earnings Recorded Net of Income Tax	-	-	3	-	54	-	-	57
Earnings (Losses) Attributable to Noncontrolling Interests	(8)	-	-	-	1	-	-	(7)
Earnings (Losses)	$ 258	$ 190	$ 181	$ 162	$ 84	$ (33)	$ (48)	$ 794

[1] Includes $132 million write-off of long-lived assets.

[2] Management believes "Income (Loss) before Interest & Tax" is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income tax, neither of which is directly relevant to the efficiency of those operations.

[3] Net Interest (Expense) Income includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.